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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

            Report on Form 6-K dated For the month of September 2007

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                             Homex Development Corp.
                 (Translation of Registrant's Name Into English)

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                   Boulevard Alfonso Zaragoza Maytorena 2204.
                    Bonanza 80020. Culiacan, Sinaloa, Mexico.
                    (Address of principal executive offices)

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      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F |X|   Form 40-F |_|


      (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                               Yes |_|   No |_|


      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-____________________)


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Enclosure:        November 5, 2007


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[LOGO] HOMEX                                         CONTACTO CON INVERSIONISTAS
                                                             Carlos J. Moctezuma
                                       Director de Relaciones con Inversionistas
                                                               +52 667 758 58 38
                                                 Investor.relations@homex.com.mx

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Press Release
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HOMEX RECEIVES "CMMI LEVEL  2"ACCREDITATION  FOR SOFTWARE  DEVELOPMENT  FROM THE
SOFTWARE ENGINEERING INSTITUTE (SEI)
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Culiacan,  Sinaloa,  November 05, 2007 --- Desarrolladora  HOMEX, S.A.B. de C.V.
(Homex or the Company) [NYSE: HXM, BMV: HOMEX] announced today it has received the level 2 CMMI (Capability Maturity Model Integration) accreditation from the SEI (Software Engineering Institute) at Carnegie Mellon University, through which Homex's Information Technology (IT) department will receive better training to align and integrate its software development to meet the specific needs of areas such as sales, construction and accounting, among others. This will have a direct impact in our operational systems, as well as on the efficiency of our processes, therefore improving all controls and results.

This accreditation certifies that the IT department at Homex will follow specific processes to develop software by the, fulfilling the requirements of a world-wide recognized quality model used by the software manufacturing leaders.

Homex's IT department director, Victor Lopez Sepulveda commented, "This accreditation reflects our department's commitment to apply the best practices for software development in the Company, using a model recognized world-wide to contribute and meet Homex's objectives. We are now preparing the IT department for the following step, which is to obtain the "CMMI level 3" accreditation".



                               * * * * * * * * * *

Be  reminded  that  shareholders  may  request  a hard  copy of  Homex  complete
Consolidated Audited Financial Statements for the period ended December 31, 2006, free of charge.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically- integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest home builder in Mexico, based on revenues, number of homes sold and net income.
For additional corporate information, please visit the Company's web site at: www.homex.com.mx



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                         Homex Development Corp.



Date: November 5, 2007
                                         By: Alan Castellanos
                                         Name:   Alan Castellanos
                                         Title:  Chief Financial Officer





                                         By: Ramon Lafarga
                                         Name:   Ramon Lafarga
                                         Title:  Administrative and Accounting
                                                 Officer